 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 26, 2016 announcing that, since the Company's trading update on January 15, 2016, the Company has repurchased 500,000 of its own shares on the Euronext Brussels.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 26, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

SHARE BUYBACK

ANTWERP, Belgium, 26 January 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today confirms that since the trading update of 15 January 2016, the Company has purchased 500,000 of its own shares on Euronext Brussels at an aggregate cost of EUR 4,762,784.20.

Transaction date	quantity	average price	lowest price	highest price	total price
15 January 2016	100,000	9.1686 EUR	8.944 EUR	9.398 EUR	916,860 EUR
18 January 2016	71,000	9.4260 EUR	9.382 EUR	9.451 EUR	699,246 EUR
19 January 2016	132,000	9.6553 EUR	9.445 EUR	9.862 EUR	1,274,499.60 EUR
20 January 2016	100,000	9.2523 EUR	9.130 EUR	9.370 EUR	925,230 EUR
21 January 2016	47,000	9.8788 EUR	9.750 EUR	10.000 EUR	464,303.60 EUR
22 January 2016	25,000	10.2070 EUR	10.130 EUR	10.270 EUR	255,175 EUR
25 January 2016	25,000	10.2988 EUR	10.255 EUR	10.340 EUR	257,470 EUR

Following this transaction, the Company now owns 966,667 own shares (0.61% of the total outstanding shares).

Euronav may continue to buy back its own shares opportunistically. The extent to which it does and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations. The share buybacks do not affect our dividend policy.

*   *  *

INKOOP EIGEN AANDELEN

ANTWERPEN, België, 26 januari 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" of de "Vennootschap") meldt vandaag dat de Vennootschap, sinds de trading update van 15 januari 2016, 500.000 van haar eigen aandelen inkocht op Euronext Brussels voor een gezamenlijk bedrag van 4.762.784,20 EUR.

Datum transactie	aantal	gemiddelde prijs	laagste prijs	hoogste prijs	totale prijs
15 januari 2016	100.000	9,1686 EUR	8,944 EUR	9,398 EUR	916.860 EUR
18 januari 2016	71.000	9,4260 EUR	9,382 EUR	9,451 EUR	669.246 EUR
19 januari 2016	132.000	9,6553 EUR	9,445 EUR	9,862 EUR	1.274.499,60 EUR
20 januari 2016	100.000	9,2523 EUR	9,130 EUR	9,370 EUR	925.230 EUR
21 januari 2016	47.000	9,8788 EUR	9,750 EUR	10,000 EUR	464.303,60 EUR
22 januari 2016	25.000	10,2070 EUR	10,130 EUR	10,270 EUR	255.175 EUR
25 januari 2016	25.000	10,2988 EUR	10,255 EUR	10,340 EUR	257.470 EUR

Ingevolge deze transactie houdt de Vennootschap thans 966.667 eigen aandelen aan (0,61% van het totale aantal uitstaande aandelen).

De mogelijkheid blijft bestaan dat Euronav opnieuw eigen aandelen opportunistisch zou inkopen. De mate waarin Euronav in voorkomend geval eigen aandelen zou inkopen, en de timing daarvan, zal afhangen van verschillende factoren waaronder marktomstandigheden, wettelijke bepalingen en andere overwegingen in het belang van de Vennootschap. De inkoop van eigen aandelen heeft geen invloed op het dividendbeleid.

*   *  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of fourth quarter results 2015: Thursday 28 January 2016
Bekendmaking resultaten vierde kwartaal 2015: donderdag 28 januari 2016

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 56 double hulled vessels being one V-Plus vessel, 28 VLCCs (of which 1 in 50%-50% joint venture), three VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 22 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.